

August 19, 2010

John Marciano
Vice President
Merrill Lynch Depositor, Inc.
One Bryant Park
New York, NY 10036

> **Re:** **PPLUS Trust Series EQ-1**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-33538**

Dear Mr. Marciano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1122 of Regulation AB - Compliance with Applicable Servicing Criteria

1. We note that the assessment report prepared by The Bank of New York Mellon and the related attestation report identify material instances of noncompliance during the year ended December 31, 2009. Please discuss the material instances of noncompliance in the body of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor